UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **September 2, 2005**

ACXIOM CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On September 2, 2005 Acxiom Corporation amended the Third Amended and Restated Credit Agreement dated as of March 24, 2005 (as amended and supplemented, the "Restated Credit Agreement") with JPMorgan Chase Bank, N.A., as the agent, and other lenders party thereto. Under the terms of the Restated Credit Agreement prior to amendment, the lenders committed to make revolving loans and to acquire participations in letters of credit and swingline loans in an aggregate amount of $450,000,000. The amendment to the Restated Credit Agreement increases the aggregate revolving commitments from $450,000,000 to $500,000,000 and provides that, in certain circumstances, Acxiom may request a further increase in the aggregate amount of the revolving commitments by an amount not to exceed $50,000,000.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits.

See Exhibit Index.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 2, 2005

ACXIOM CORPORATION

By:___/s/ Jerry C. Jones_____

Name: Jerry C. Jones

Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Third Amendment dated September 2, 2005 to Third Amended and Restated Credit Agreement dated as of March 24, 2005, among Acxiom Corporation, JPMorgan Chase Bank, N.A., as agent, and the lenders party thereto.

EXHIBIT 10.1

THIRD AMENDMENT TO THIRD AMENDED AND RESTATED CREDIT AGREEMENT

THIS THIRD AMENDMENT TO THIRD AMENDED AND RESTATED CREDIT AGREEMENT (the "Amendment"), dated as of September 2, 2005 is among ACXIOM CORPORATION, a Delaware Corporation (the "Borrower"), the lenders party hereto, and JPMORGAN CHASE BANK, N.A., as the agent (the "Agent").

RECITALS:

A.   The Borrower, the Agent, and the lenders party thereto have entered into that certain Third Amended and Restated Credit Agreement dated as of March 24, 2005 (as amended by that certain First Amendment to Third Amended and Restated Credit Agreement dated as of March 24, 2005 and that certain Second Amendment to Third Amended and Restated Credit Agreement dated as of April 22, 2005, the "Agreement"). The Borrower has requested that the Agent and the Lenders amend certain provisions of the Agreement and the Agent and the Lenders party hereto are willing to amend the Agreement as herein set forth.

B.   On or about May 1, 2005, Adam Merger Corporation merged with Digital Impact, Inc. ("Digital Impact") with Digital Impact being the surviving entity. Digital Impact became a Guarantor under the Loan Documents and has pledged certain of its assets to secure the Obligations (as defined in the Intercreditor Agreement) as successor to Adam Merger Corporation and pursuant to the execution and delivery of new subsidiary joinder agreements.

C.   On or about August 10, 2005, Karen Merger Corporation, a wholly-owned subsidiary of the Borrower, merged with InsightAmerica, Inc. with InsightAmerica, Inc. being the surviving entity. InsightAmerica, Inc. became a Guarantor under the Loan Documents and has pledged certain of its assets to secure the Obligations (as defined in the Intercreditor Agreement) pursuant to the execution and delivery of new subsidiary joinder agreements.

NOW, THEREFORE, in consideration of the premises herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows effective as of the date hereof:

ARTICLE I.

Definitions

Section 1.1.   Definitions. Capitalized terms used in this Amendment, to the extent not otherwise defined herein, shall have the same meanings as in the Agreement, as amended hereby.

ARTICLE II.

Amendments

Section 2.1.   Addition to Section 1.01. The following definitions are hereby added to Section 1.01 of the Agreement in proper alphabetical order and shall read in their respective entireties as follows:

> "Acquired Companies" means Claritas SA (France), Claritas Europe BV (Netherlands), Claritas Polska Sp. Z.o.o. (Poland), RTA Claritas Espana S.A. (Spain), Claritas (UK) Limited (United Kingdom), Claritas Deutschland Data (Germany), Claritas Nederland BV (Netherlands), Claritas Portugal Lda (Portugal), Altwood Systems Limited

(United Kingdom), BPK Groep BV (Netherlands), BPK Data Creative Teams BV (Netherlands), BPK Projects BV (Netherlands), Consodata Germany GmbH & Co., Consodata Germany Verwaltungs GmbH, and Consodata S.A.

"Senior Indebtedness" means Total Indebtedness less any Indebtedness that would otherwise be included in Total Indebtedness but which is subordinated to the Loans on terms satisfactory to the Agent.

"Senior Leverage Ratio" means, on any date, the ratio of Senior Indebtedness to Adjusted EBITDAR then most recently calculated in accordance with Section 7.03.

Section 2.2.   Amendment to Definition of Applicable Rate. The table set forth in the definition of the term "Applicable Rate" in Section 1.01 of the Agreement is amended in its entirety to read as follows:

Leverage Ratio	Fixed Rate Spread	Commitment Fee Rate
Category 1 < 1.00 to 1.00	0.875%	0.175%
Category 2 ≥ 1.00 to 1.00 but < 1.50 to 1.00	1.00%	0.200%
Category 3 ≥ 1.50 to 1.00 but < 2.00 to 1.00	1.25%	0.250%
Category 4 ≥ 2.00 to 1.00 but < 2.50 to 1.00	1.50%	0.300%
Category 5 ≥ 2.50 to 1.00	1.75%	0.350%

Section 2.3.   Amendment to Definition of Consolidated Tangible Net Worth. Clause (h) in the definition of the term "Consolidated Tangible Net Worth" in Section 1.01 of the Agreement is amended in its entirety to read as follows:

(h) the amount of the following intangible assets carried on the balance sheet of the Borrower at such date determined in accordance with GAAP on a consolidated basis: goodwill, patents, trademarks, tradenames, organizational expenses, deferred financing changes, debt acquisition costs, start up costs, preoperating costs, prepaid pension costs, or any other similar deferred charges but not including (x) deferred charges relating to data processing contracts and software development costs and (y) the amount of goodwill carried on the balance sheet of the Borrower at such date attributable to the acquisitions of the Acquired Companies by Acxiom European Holdings Limited.

Section 2.4.   Amendment to Revolving Commitments. The term "Revolving Commitments" in Section 1.01 of the Agreement is amended in its entirety to read as follows:

"Revolving Commitment" means, with respect to each Lender, the commitment, if any, of such Lender to make Revolving Loans and to acquire participations in Letters of Credit and Swingline Loans hereunder, expressed as an amount representing the maximum aggregate amount of such Lender's Revolving Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.08, (b) increased from time to time pursuant to Section 2.21, and (c) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 10.04. As of

September 2, 2005, (i) the amount of each Lender's Revolving Commitment is set forth on Schedule 2.01 and (ii) the aggregate amount of the Lenders' Revolving Commitments is $500,000,000.

Section 2.5.   Amendment to Section 2.21.   The reference to "$150,000,000" in the first sentence of Section 2.21 of the Agreement is amended to read "$50,000,000".

Section 2.6.   Amendment to Section 6.04(g).   The two references to "Leverage Ratio" in clause (g) of Section 6.04 of the Agreement are amended in their respective entireties to read "Senior Leverage Ratio".

Section 2.7.   Amendment to Section 6.04(i)(ii).   The two references to "Leverage Ratio" in subclause (ii) of Section 6.04(i) of the Agreement are amended in their respective entireties to read "Senior Leverage Ratio".

Section 2.8.   Amendment to Section 6.06(e).   The two references to "Leverage Ratio" in subclause (ii) of Section 6.06(e) the Agreement are amended in their respective entireties to read "Senior Leverage Ratio".

Section 2.9.   Amendment to Section 7.01.   The first sentence of Section 7.01 of the Agreement is amended in its entirety to read as follows:

As of the last day of each fiscal quarter, the Borrower shall not permit the ratio of Total Indebtedness as of such date to Adjusted EBITDAR for the twelve months ending the last day of such fiscal quarter to exceed 3.00 to 1.00.

Section 2.10.   Amendment to Article VII.   Article VII of the Agreement is amended to add a new Section 7.03 to read in its entirety as follows:

7.03   Senior Leverage Ratio.   As of the last day of each fiscal quarter, the Borrower shall not permit the ratio of Senior Indebtedness as of such date to Adjusted EBITDAR for the twelve months ending the last day of such fiscal quarter to exceed 2.50 to 1.00.

Section 2.11.   Amendment to Section 10.02.   The last sentence in Section 10.02(b) of the Agreement is amended in its entirety to read as follows:

Notwithstanding any other provisions of this Section 10.02 to the contrary, this Agreement may be amended pursuant to an Increased Commitment Supplement executed in accordance with Section 2.21 which only needs to be signed by the Borrower, the Agent and the Lenders increasing or providing new Revolving Commitments thereunder.

Section 2.12.   Amendment to Schedule 2.01.   Schedule 2.01 to the Agreement is amended in its entirety to read as set forth on Schedule 2.01 to this Amendment.

ARTICLE III.

Conditions Precedent

Section 3.1.   Conditions.   The effectiveness of Article II of this Amendment is subject to the satisfaction of the following conditions precedent:

(a)   The Agent shall have received all of the following, each dated (unless otherwise indicated) the date of this Amendment, in form and substance satisfactory to the Agent:

(i)   Amendment. A counterpart of this Amendment signed on behalf of the Borrower, each Guarantor and the Lenders or written evidence satisfactory to the Agent (which may include telecopy transmission of a signed signature page of this Amendment) that each such party has signed a counterpart of this Amendment; and

(ii)   Additional Documentation.   Such additional documentation and information as the Agent or its legal counsel, may request;

(b)   The representations and warranties contained herein and in all other Loan Documents, as amended hereby, shall be true and correct in all material respects as of the date hereof as if made on the date hereof, except for such representations and warranties limited by their terms to a specific date;

(c)   No Default shall exist; and

(d)   All proceedings taken in connection with the transactions contemplated by this Amendment and all documentation and other legal matters incident thereto shall be satisfactory to the Agent and its legal counsel.

Notwithstanding the foregoing, Article II of this Amendment shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 10.02 of the Agreement) at or prior to 3:00 p.m., Dallas, Texas time, on September 5, 2005.

Section 3.2.   Closing Date Advances and Adjustments.   Upon the effectiveness of this Amendment, the aggregate amount of the Revolving Commitments under the Agreement is changed but not all Lenders are participating in the increase in the Revolving Commitments based on their pro rata percentages established under the Agreement (prior to the effectiveness of this Amendment). To remedy the foregoing, upon fulfillment of the conditions in Section 3.01, the Lenders shall make advances among themselves (which may be through the Agent) so that after giving effect thereto the Revolving Loans will be held by the Lenders, pro rata in accordance with their respective Applicable Percentages under the Agreement as amended hereby. The advances made on the closing date of this Amendment under this Section by each Lender whose Applicable Percentage is new or has increased under this Agreement (as compared to its applicable percentage under the Agreement prior to the effectiveness of this Amendment) shall be deemed to be a purchase of a corresponding amount of the Revolving Loans of the Lender or Lenders whose Applicable Percentage has decreased (as compared to its applicable percentage under the Agreement prior to the effectiveness of this Amendment). The advances made under this Section shall be ABR Borrowings made under each Lender's Revolving Commitment unless another Type of Borrowing is selected by the Borrower to be applicable thereto.

ARTICLE IV.

Miscellaneous

Section 4.1.   Ratifications.   The terms and provisions set forth in this Amendment shall modify and supersede all inconsistent terms and provisions set forth in the Agreement and except as expressly modified and superseded by this Amendment, the terms and provisions of the Agreement and the other Loan Documents are ratified and confirmed and shall continue in full force and effect. The Borrower, the Agent and the Lenders agree that the Agreement as amended hereby and the other Loan Documents shall continue to be legal, valid, binding and enforceable in accordance with its terms.

Section 4.2.   Representations and Warranties; Release.   The Borrower hereby represents and warrants to the Agent and the Lenders as follows: (a) no Default exists, and (b) after giving effect to this Amendment as a Loan Document, the representations and warranties set forth in the Loan Documents are true and correct on and as of the date hereof with the same effect as though made on and as of such date except with respect to any representations and warranties limited by their terms to a specific date. IN ADDITION, TO INDUCE THE AGENT AND THE LENDERS TO AGREE TO THE TERMS OF THIS AMENDMENT, THE BORROWER AND EACH GUARANTOR (BY ITS EXECUTION BELOW) REPRESENTS AND WARRANTS THAT AS OF THE DATE OF ITS EXECUTION OF THIS AMENDMENT THERE ARE NO CLAIMS OR OFFSETS AGAINST OR RIGHTS OF RECOUPMENT WITH RESPECT TO OR DEFENSES OR COUNTERCLAIMS TO ITS OBLIGATIONS UNDER THE LOAN DOCUMENTS AND IN ACCORDANCE THEREWITH IT:

        (A)   <u>WAIVER</u>. WAIVES ANY AND ALL SUCH CLAIMS, OFFSETS, RIGHTS OF RECOUPMENT, DEFENSES OR COUNTERCLAIMS, WHETHER KNOWN OR UNKNOWN, ARISING PRIOR TO THE DATE OF ITS EXECUTION OF THIS AMENDMENT AND

        (B)   <u>RELEASE</u>. RELEASES AND DISCHARGES THE AGENT AND THE LENDERS, AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, SHAREHOLDERS, AFFILIATES AND ATTORNEYS (COLLECTIVELY THE "<u>RELEASED PARTIES</u>") FROM ANY AND ALL OBLIGATIONS, INDEBTEDNESS, LIABILITIES, CLAIMS, RIGHTS, CAUSES OF ACTION OR DEMANDS WHATSOEVER, WHETHER KNOWN OR UNKNOWN, SUSPECTED OR UNSUSPECTED, IN LAW OR EQUITY, WHICH THE BORROWER OR ANY GUARANTOR EVER HAD, NOW HAS, CLAIMS TO HAVE OR MAY HAVE AGAINST ANY RELEASED PARTY ARISING PRIOR TO THE DATE HEREOF AND FROM OR IN CONNECTION WITH THE LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY.

Section 4.3.   <u>Survival of Representations and Warranties</u>. All representations and warranties made in this Amendment shall survive the execution and delivery of this Amendment, and no investigation by Agent or any Lender or any closing shall affect the representations and warranties or the right of the Agent or any Lender to rely upon them.

Section 4.4.   <u>Reference to Agreement</u>. Each of the Loan Documents, including the Agreement and any and all other agreements, documents, or instruments now or hereafter executed and delivered pursuant to the terms hereof or pursuant to the terms of the Agreement as amended hereby, are hereby amended so that any reference in such Loan Documents to the Agreement shall mean a reference to the Agreement as amended hereby.

Section 4.5.   <u>Expenses of Lender</u>. As provided in the Agreement, Borrower agrees to pay on demand all costs and expenses incurred by the Agent in connection with the preparation, negotiation, and execution of this Amendment, including without limitation, the costs and fees of the Agent's legal counsel.

Section 4.6.   <u>Severability</u>. Any provision of this Amendment held by a court of competent jurisdiction to be invalid or unenforceable shall not impair or invalidate the remainder of this Amendment and the effect thereof shall be confined to the provision so held to be invalid or unenforceable.

Section 4.7.   <u>Applicable Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State of Texas and the applicable laws of the United States of America.

Section 4.8.   Successors and Assigns. This Amendment is binding upon and shall inure to the benefit of the Agent, each Lender, the Borrower, each Guarantor and their respective successors and assigns, except that neither Borrower not any Guarantor may assign or transfer any of its rights or obligations hereunder without the prior written consent of the Lenders.

Section 4.9.   Counterparts. This Amendment may be executed in one or more counterparts and on telecopy counterparts, each of which when so executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same agreement.

Section 4.10.   Effect of Waiver. No consent or waiver, express or implied, by the Agent or any Lender to or for any breach of or deviation from any covenant, condition or duty by the Borrower or any Guarantor shall be deemed a consent or waiver to or of any other breach of the same or any other covenant, condition or duty.

Section 4.11.   Headings. The headings, captions, and arrangements used in this Amendment are for convenience only and shall not affect the interpretation of this Amendment.

Section 4.12.   ENTIRE AGREEMENT. THIS AMENDMENT EMBODIES THE FINAL, ENTIRE AGREEMENT AMONG THE PARTIES HERETO AND SUPERSEDE ANY AND ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THIS AMENDMENT, AND MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OF THE PARTIES HERETO. THERE ARE NO ORAL AGREEMENTS AMONG THE PARTIES HERETO.

Executed as of the date first written above.

ACXIOM CORPORATION, as the Borrower

By: _____
        Dathan A. Gaskill, Corporate Finance Leader

JPMORGAN CHASE BANK, N.A. as the Agent and as a Lender

By: _____
        Brian McDougal, Vice President

BANK OF AMERICA, N.A.

By: _____
        Name: _____
        Title: _____

SUNTRUST BANK

By: _____
        Name: _____
        Title: _____

WACHOVIA BANK, NATIONAL ASSOCIATION

By: _____
        Name: _____
        Title: _____

U.S. BANK NATIONAL ASSOCIATION

By: _____
        Name: _____
        Title: _____

NATIONAL CITY BANK OF THE MIDWEST

By: _____
        Name: _____
        Title: _____

REGIONS BANK (formerly Union Planters Bank, N.A.

By: _____
        James R. Gummel
        Senior Vice President

HSBC BANK USA, N.A.

By: _____
        Name: _____
        Title: _____

ARVEST BANK

By: _____
      Name: _____
      Title: _____

DEUTSCHE BANK AG, NEW YORK BRANCH

By: _____
      Name: _____
      Title: _____

By: _____
      Name: _____
      Title: _____

THE BANK OF NEW YORK

By: _____
      Name: _____
      Title: _____

THE BANK OF TOKYO-MITSUBISHI, LTD.,
HOUSTON AGENCY

By: _____
      Name: _____
      Title: _____

KEY BANK NATIONAL ASSOCIATION

By: _____
      Name: _____
      Title: _____

THE GOVERNOR AND COMPANY OF THE BANK
OF IRELAND

By: _____
      Name: _____
      Title: _____

MIZUHO CORPORATE BANK, LTD.

By: _____
       Name: _____
       Title: _____

KBC BANK N.V.

By: _____
       Name: _____
       Title: _____

CALYON NEW YORK BRANCH

By: _____
       Name: _____
       Title: _____

BANK OF TEXAS, N.A.

By: _____
       Name: _____
       Title: _____

<u>Guarantor Consent</u>

Each of the undersigned Guarantors: (i) consent and agree to this Amendment, including, without limitation, Section 4.2 hereof; (ii) agree that the obligations, indebtedness and liabilities of the Borrower arising as a result of the increase in the Revolving Commitments contemplated hereby are "Guaranteed Indebtedness" as defined in the Subsidiary Guaranty, "Revolving Obligations" as defined in the Intercreditor Agreement, and "Obligations" as defined in the Security Agreement; and (iii) agree that the Loan Documents to which it is a party shall remain in full force and effect and shall continue to be the legal, valid and binding obligation of such Guarantor enforceable against it in accordance with their respective terms.

GUARANTORS:

ACXIOM CDC, INC.
ACXIOM CH, INC.
ACXIOM / DIRECT MEDIA, INC.
ACXIOM E–PRODUCTS, INC. (formerly Acxiom SDC, Inc.)
ACXIOM INFORMATION SECURITY SERVICES, INC.
ACXIOM INTERIM HOLDINGS, INC.
ACXIOM / MAY & SPEH, INC.
ACXIOM RM–TOOLS, INC.
ACXIOM TRANSPORTATION SERVICES, INC.
ACXIOM UWS, LTD.
GIS INFORMATION SYSTEMS, INC.
SMARTDM, LLC (formerly SmartDM, Inc.)
SMARTREMINDERS.COM, INC. (individually and as successor in interest by merger to SmartDM Holdings, Inc.)
DIGITAL IMPACT, INC. (successor in interest by merger to Adam Merger Corporation)
INSIGHTAMERICA, INC.

By: _____
      Dathan Gaskill, Authorized Officer of each
      Guarantor